
Mail Stop 4720

June 22, 2017

Kori L. Ogrosky
Executive Vice President,
General Counsel and Corporate Secretary
Pacwest Bancorp
9701 Wilshire Boulevard, Suite 700
Beverly Hills, CA 90212

> **Re: Pacwest Bancorp**
> **Registration Statement on Form S-4**
> **Filed May 26, 2017**
> **File No. 333-218249**

Dear Ms. Ogrosky:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise to disclose that the merger is subject to a floor price, triggering CU Bancorp's termination right, as described on page 95. Please also revise to disclose that, if CU Bancorp exercises its right to terminate the merger, PacWest may prevent termination by adjusting the exchange ratio or increasing the cash consideration per share.

The Merger

Merger Consideration, page 43

2.   We note your disclosure that the value of the per share merger consideration payable to holders of CU Bancorp common shares was $39.45 based on a $51.72 per share closing price of PacWest common stock on April 5, 2017. Please revise to quantify the extent to which the per share merger consideration represents a premium relative to the $39.50 per share closing price of CU Bancorp common stock on such date. Also please disclose any extent to which KBW considered the same in connection with its fairness opinion analysis.

Consulting Agreements, page 68

3.   We note your disclosure regarding the consulting agreements that PacWest entered into with certain executive officers of CU Bancorp in connection with the execution of the merger agreement. Please revise to describe in greater detail the material terms of the consulting agreements, including, without limitation, any termination provisions, and, if applicable, the timing and amount of any payment(s) to such officers at or in connection with such termination.

Exhibits

Exhibit 5.1 – Form of Opinion of Sullivan & Cromwell LLP

4.   Please remove the qualification regarding the common shares having been "duly issued" in the first paragraph. Alternatively, please provide an analysis as to why this qualification is appropriate.

Exhibit 8.1 – Form of Opinion of Sullivan & Cromwell LLP
Exhibit 8.2 – Form of Opinion of Manatt, Phelps & Phillips, LLP

5.   We note that the forms of tax opinion filed as Exhibits 8.1 and 8.2 are in short-form, as contemplated by Section III.B of Staff Legal Bulletin No. 19. Accordingly, please revise your tax disclosure to remove any implication that the tax consequences of the merger transaction are uncertain (i.e., the assumption in the penultimate paragraph on page 99 that merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code) and instead provide a firm conclusion regarding the material tax consequences to investors. Also revise your disclosure to state clearly that the disclosure in the tax consequences section is counsels' respective opinion. Alternatively, please have each counsel revise to provide a long-form opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Patrick S. Brown, Esq.